

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2021

John Corkrean
Chief Financial Officer
FULLER H B CO
1200 Willow Lake Boulevard
St. Paul, Minnesota 55110-5101

> **Re: FULLER H B CO**
> **Form 10-K For the Fiscal Year Ended November 30, 2020**
> **Filed January 26, 2021**
> **Form 10-Q for the Quarterly Period Ended February 27, 2021**
> **Filed March 25, 2021**
> **Form 8-K**
> **Filed March 25, 2021**
> **File No: 001-09225**

Dear Mr. Corkrean:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences